EXHIBIT 10.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (file no. 333-14238, 333-12146, 333-09840, and 333-109874) and Form F-3 (file no. 333-110681) of Retalix Ltd. of our report dated March 31, 2004, relating to the financial statements, which appears in Retalix Ltd.’s Annual Report on this Form 20-F for the year ended December 31, 2003.

Tel-Aviv, Israel	Kesselman & Kesselman
June 28, 2004	Certified Public Accountants (Isr.)